Mail Stop 6010


      January 5, 2006


Mr. Dean Bergy
Chief Financial Officer
Stryker Corporation
2725 Fairfield Road
Kalamazoo, Michigan   49002

	Re:	Stryker Corporation
      Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No.  000-30419

Dear Mr. Bergy:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Fiscal Year Ended December 31, 2004

Item 8.  Financial Statements and Supplementary Data, page 31

Notes to Consolidated Financial Statements, page 36

Note 1.  Significant Accounting Policies, page 36

-Accounts Receivable Securitization, page 37

1. In regards to your accounts receivable securitization facility program, tell us if you sell accounts receivables with recourse or without recourse. If you sell with recourse, please tell us and disclose in future filings, the nature of the recourse obligation you retain, the amount of the recourse obligation accrued at each balance
sheet date presented, to the extent material.  Refer to paragraph
113
of SFAS 140.

2. Please tell us and clarify in future filings to explain what you mean when you say that the amount of receivables sold is subject to change monthly based on the level of defined eligible receivables less "contractual reserves".

Note 14.  Contingencies, page 55

3. We note that you are involved in various proceedings, legal actions, and claims arising in the normal course of business related to product, labor, intellectual property and other matters and that you have recorded amounts of losses that are deemed probable and subject to reasonable estimate and that the company does not anticipate material losses as a result of these proceedings beyond amounts already provided in the financial statements. Please tell us and revise your future filings to disclose the amount accrued for these loss contingencies at each balance sheet date, if significant.
Refer to paragraphs 9 and 10 of SFAS 5 and SAB Topic 5Y.

4. You state on page 30 that you are partially self-insured for product claim liabilities and you have provided insurance reserves for estimated liabilities for product claims incurred but not reported based upon actuarially determined liabilities. In this regard, please consider revising your critical accounting policies to provide a discussion of the significant assumptions made and estimates used to develop the estimate of your liability for self-insurance reserves, including the incurred claims buy not yet reported portion. Also, provide in your financial statements the required disclosures outlined in paragraphs 14(a) and (b) of FIN 45 or tell us why you believe these disclosures are not necessary.

5. We note on page 38 that you record accruals related to tax audits associated with the allocation of income to different tax jurisdictions and other complex issues and that you adjust such accruals to reflect the revised probable estimate of outcome. Please tell us and revise your contingency footnote in future filings to describe the tax matters, the amounts accrued at each balance sheet date, and the amount of adjustments made to the accruals, to the extent significant. Refer to paragraphs 9 and 10 of SFAS 5.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief



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Mr. Dean Bergy
Stryker Corporation
January 5, 2006
Page 1